HEADSTART HOLDINGS, INC.

PH Miro, Suite 504, Bella Vista

Panama, Republic de Panama

May 27, 2015

To:	Michael R. Clampitt, Senior Attorney
Or Jonathan E. Gottlieb
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Headstart Holdings, Inc.
Withdrawal of Acceleration Request
Registration Statement on Form S-1 and amendments made thereto
File No.: 333-202301

Dear Mr. Clampitt:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 14, 2015, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

/s/ Oriel Yanguez

Oriel Yanguez

President